CALEDONIA MINING CORPORATION	AUGUST 7, 2012
Management’s Discussion and Analysis (“MD&A”)

This discussion and analysis of the consolidated operating results and financial condition of Caledonia Mining Corporation ("Caledonia” or the “Corporation”) is for the fiscal quarter ended June 30, 2012(“Q2”or the “Quarter”) and the period until August7, 2012. It should be read in conjunction with the Unaudited Consolidated Financial Statements as at June 30, 2012 and the Annual Report for the year ended December 31, 2011, which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com.  The Unaudited Consolidated Financial Statements and related notes have been prepared using accounting policies consistent with International Financial Reporting Standards(“IFRS”).

Note that all currency references in this document are to Canadian Dollars unless indicated otherwise.

Contents of the MD&A

1.	Forward-Looking Statements
2.	Overview
3.	Highlights for the Quarter
4.	Summary Financial Results
5.	Operations at the Blanket Gold Mine, Zimbabwe
	5.1.	Safety, Health and Environment
	5.2.	Social Investment
	5.3.	Gold Production
	5.4.	Operating Costs
	5.5.	Underground
	5.6.	Metallurgical Plant
	5.7.	Capital Projects
	5.8.	Mineral Resources and Mineral Reserves
	5.9.	Indigenisation
	5.10.	Risks
	5.11.	Opportunities
	5.12.	Outlook
6.	Exploration and Project Development
	6.1.	Base Metals: Nama Copper-Cobalt Project, Zambia
	6.2.	Gold: Blanket Satellite Projects, Zimbabwe
7.	Investing
8.	Financing
9.	Liquidity and Capital Resources
10.	Related Party Transactions
11.	Securities Outstanding
12.	Controls
13.	Qualified Persons

1.	FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking statements relating but not limited to Caledonia’s expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “could”, “should”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties.  Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.  Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

2.	OVERVIEW

Caledonia is an exploration, development and mining corporation focused on Southern Africa.  Caledonia’s primary assets are an operating gold mine in Zimbabwe (“Blanket” or the “Blanket Mine”) and a base metals project in Zambia (the “Nama Property”). Caledonia’s shares are listed on the TSX Toronto Stock Exchange as “CAL”, on London’s AIM as “CMCL” and are also traded on OTCQX as “CALVF”.

3.	HIGHLIGHTS FOR THE QUARTER

Operational Highlights

•
Gold produced at the Blanket Mine in Zimbabwe in Q2 was 11,560 ounces, 26% higher than the 9,164ounces produced in the quarter ended March 31, 2012 (the “preceding quarter”) and 41% higher than the 8,226ounces produced in Q2 of 2011 (the “comparable quarter”).

•
The increase in gold production in Q2 was due to the completion of scheduled maintenance on the winding portion of both compartments of No. 4 Shaft which was completed in early May and progressively allowed an increase in the daily available hoisting time.

•	Average gold recovery in the Quarter was 93.9%, compared with 93.2% in the preceding quarter.

•
Blanket’s cash operating costs in the Quarter decreased to US$547 per ounce of gold produced from US$648 in the preceding quarter and US$585 in the comparable quarter.  The decrease in cash costs was due to the higher gold production during the Quarter and the non-recurrence of certain costs which temporarily increased the average cost per ounce in the preceding quarter.

•	Gold production in July 2012 was 4,708 ounces.

Financial Highlights

•
Gold Sales during the Quarter were 11,560 ounces at an average sales price of US$1,599per ounce compared, to10,368 ounces at an average sales price of US$1,688 in the preceding quarter and 8,226 ounces at an average sales price of US$1,512 in the comparable quarter.

•
Gross Profit for the Quarter (i.e. after depreciation and amortization but before administrative expenses) was $10,067,000 compared to $8,996,000 in the preceding quarter and $5,593,000 in the comparable quarter.

•
Net profit after tax for the Quarter was $5,497,000 compared to $7,111,000 in the preceding quarter and $2,874,000 in the comparable quarter. Net profit in the Quarter was reduced by the payment of a US$1 million donation to the Gwanda Community Share Ownership Trust in terms of the Indigenisation Agreements signed by Blanket Mine, and by the increase in second quarter tax payments to the Zimbabwean Revenue Authority.

•
Basic earnings per share for the Quarter were 1.1 cents per share, compared to 1.4 cents in the preceding quarter and 0.6 cents in the comparable quarter. Basic earnings per share for the first half of the year were 2.5 cents compared to 0.9 cents in the first six months of 2011.

•	At June 30, 2012 the Corporation had cash and cash equivalents of $18,323,000 compared to $16,288,000 at March 31, 2012 and $2,612,000 at June 30, 2011.

•	Cash flow from operations in the six months to June 30, 2012 before capital investment was $11,195,000 compared to $7,346,000 in the six months to June 30, 2011.

•
During the Quarter Blanket made payments in respect of direct and indirect taxes, royalties, licence fees, levies and other payments to the Government of Zimbabwe totalling US$7,893,000 compared to US$3,282,000 in the preceding quarter and US$3,307,000 in the comparable quarter. Payments in the Quarter include a donation of US$1 million to the Gwanda Community Share Ownership Trust and a payment of US$1.8 million which was made to the National Indigenisation Economic Empowerment Fund (“NIEEF”) in anticipation of an advance dividend arrangement against their right to receive dividends declared by Blanket on their proposed shareholding in Blanket.  Both the community donation and the payment to NIEEF were made in terms of the implementation of indigenisation at Blanket Mine.

Nama Base Metals Project, Zambia

Caledonia’s News Release issued on August 9, 2012 sets out a summary of the drilling programme that has been completed, which confirms the existence of the mineralised zone that was identified in 2011 and describes the further drilling work which has already commenced.

Indigenisation

Caledonia and Blanket have made considerable progress inimplementing and concluding the Memorandum of Understanding (“MoU”) which was signed with the Government of Zimbabwe in February 2012 pursuant to which Indigenous Zimbabweans will acquire an effective 51% ownership of the Blanket Mine for a paid transactional value of US$30.09 million.  The various transaction documents have been signed and Blanket has now received its Certificate of Compliance from the Government of Zimbabwe.  Completion of the agreements is subject to a pending condition precedent being the approval of the Reserve Bank of Zimbabwe for the transactions contemplated in the MoU, underlying agreements and related transactions to give effect to the Indigenisation programme.

4.	SUMMARY FINANCIAL RESULTS

The table below sets out selected unaudited consolidated profit and loss for the three months and the six months ended June 30, 2012 and 2011.

Condensed Consolidated Statement of Comprehensive Income (unaudited) (In thousands of Canadian dollars except per share amounts)
	For the 3 months ended June 30		For the 6 months ended June 30
	2012	2011	2012	2011
	$	$	$	$
		Restated 1		Restated1
Revenue	18,612	11,990	36,115	23,216
Royalty	(1,303)	(593)	(2,530)	(1,048)
Production costs	(6,318)	(5,171)	(12,762)	(10,121)
Amortization	(924)	(633)	(1,760)	(1,206)
Gross profit	10,067	5,593	19,063	10,841
Administrative expenses	(1,174)	(723)	(1,974)	(1,457)
Share-based payment	-	-		(1,102)
Donation to indigenous community	(1,006)	-	(1,006)	-
Foreign exchange (loss)/gain.	379	-	361	-
Results from operating activities	8,266	4,870	16,444	8,282
Finance expense	(35)	(24)	(81)	(179)
Profit before income tax	8,231	4,846	16,363	8,103
Income tax expense	(2,734)	(1,972)	(3,755)	(3,334)
Profit for the period	5,497	2,874	12,608	4,769
Profit/(loss) on foreign currency translation	619	(361)	(196)	(1,075)
Total comprehensive income for the period	6,116	2,513	12,412	3,694
Earnings per share (cents)
Basic	1.1	0.57	2.5	0.95
Diluted	1.1	0.56	2.5	0.93
Weighted average number of common shares outstanding (thousand)
Basic	505,774	500,313	503,147	500,241
Diluted	509,427	513,696	506,800	511,712
Note 1: The 2011 comparatives have been re-stated by re-allocating withholding taxes from Administrative Expenses to Income Tax expense.

Revenues increased by 55% from the comparable quarter due to the 41% increase in gold production and the 6% increase in the average achieved price per ounce of gold sold.  Revenues for the six months to June 30, 2012 increased by 56% from the comparable period due to the 33% increase in production and the 13% increase in the average achieved price per ounce of gold sold.

Royalties in the Quarter and the six months to June 30, 2012 were higher than in the respective comparative periods due to higher revenues and the increased royalty rate from 4.5% to7.0% which came into effect on January 1, 2012.

Production costs in the Quarter were U$$6,318,000, 2% lower than in the preceding quarter notwithstanding the 8% increase in the tonnes of ore milled in the Quarter.  The average production cost per ounce in Q2 of 2012 was US$547, 16% lower than the US$648 average cost per ounce in Q1 of 2012.  The reduction in the average production cost in the Quarter was due to lower average consumable and electricity costs per ounce of gold produced.  The reduced average consumable cost in the Quarter reflects the non-recurrence of certain costs which temporarily increased the average cost per ounce in the preceding quarter.  The reduced average electricity cost in the Quarter was due to the increased production which did not require a commensurate increase in electricity consumption.

In the Quarter a donation of US$1 million was paid to the Gwanda Community Share Ownership Trust in terms of the Memorandum of Understanding with the Government of Zimbabwe regarding the Indigenisation of Blanket Mine.

The increased taxation charge in the Quarter reflects the quarterly phasing of Zimbabwean taxation charges during the year.  The taxation charge also includes US$940,000 of withholding tax paid in Zimbabwe (Q1 2012, US$640,000).

The table below sets out the unaudited, consolidated statement of cash flows for the six months to June 30, 2012 and 2011.

Condensed Consolidated Statement of Cash Flows (unaudited) (In thousands of Canadian dollars)
	For the 6 months ended June 30
	2012	2011
	$	$
Cash flows from operating activities
Profit for the period	12,608	4,769
Adjustments for:
Adjustments to reconcile net cash from operations	6,196	5,802
Changes in non-cash working capital	(955)	(512)
Indigenisation donation	(1,006)	-
Advance payment	(1,845)	-
Tax paid	(3,722)	(2,534)
Interest paid	(81)	(179)
Net cash from operating activities	11,195	7,346

Cash flows from investing activities
Property, plant and equipment additions	(2,779)	(5,171)

Cash flows from financing activities
Bank overdraft increase/(decrease)	(293)	1,675
Proceeds from shares issued	514	38
Net cash from (used in) financing activities	221	1,713

Net increase in cash and cash equivalents	8,637	3,888
Cash and cash equivalents at beginning of period	9,686	1,145
Cash and cash equivalents at end of period	18,323	5,033

A payment  of US$1.8 million which was made to the National Indigenisation Economic Empowerment Fund (“NIEEF”) in anticipation of an advance dividend arrangement against their right to receive dividends declared by Blanket on their proposed shareholding in Blanket. No further dividend payments will be made to NIEEF until the loan has been offset by NIEEF’s future entitlements to Blanket dividends as a 16% shareholder in Blanket.  The indigenisation donation is explained in Note 5 to the unaudited Condensed Consolidated Financial Statements.

Proceeds from shares issued relates to the proceeds of the exercise of 7,350,000 options.

The table below sets out the unaudited, consolidated statement of Caledonia’s financial position at June 30, 2012 and December 31, 2011.

Condensed Consolidated statements of Financial Position (unaudited)
(In thousands of Canadian dollars)	As at	June 30,	December 31,
		2012	2011
		$	$
Total non-current assets		35,483	34,248
Inventories		4,670	4,482
Prepayments		276	334
Trade and other receivables		4,586	3,652
Advance paid		1,845	-
Cash and cash equivalents		18,323	9,686
Total current assets		29,700	18,154
Total assets		65,183	52,402
Total non-current liabilities		7,863	7,822
Trade and other payables		4,242	3,841
Income taxes payable		-	295
Bank overdraft		138	430
Total liabilities		12,243	12,388
Capital and reserves		52,940	40,014
Total equity and liabilities		65,183	52,402

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified.  The figures are extracted from underlying unaudited financial statements that have been prepared using accounting policies consistent with IFRS, unless specified below.

		Restated 1
($000’s-except per share amounts)	Sept 30/10	Dec 31/10	Mar 31/11	June 30/11	Sept 30/11	Dec 31/11	Mar 31/12	June 30/12
Revenue from operations	6,331	7,418	11,226	11,990	16,517	15,972	17,503	18,612
Profit/ (loss) after tax from operations	736	198	1,894	2,874	6,126	1,369	7,111	5,497
Earnings per share – basic (cents)	0.15	0.04	0.38	0.57	1.23	0.27	1.4	1.1
Earnings per share -diluted (cents)	0.15	0.04	0.35	0.56	1.13	0.27	1.4	1.1
No of shares basic ‘000	500,169	500,169	500,169	500,313	500,549	500,549	500,549	503,147
No of shares diluted ‘000	503,472	503,472	542,709	513,696	543,089	509,880	510,033	506,800

(1)
These quarterly figures have been restated to reflect the results having used the same IFRS policies as adopted in the annual financial statements. There is no change to the quarterly earnings per share for the 2011 quarters.

5.           OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE

5.1	Safety, Health and Environment (“SHE”)

The following safety statistics have been recorded in the Quarter and the preceding four quarters.

Blanket Mine Safety Statistics
Class	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Lost time injury	1	2	1	3	1
Restricted work activity	5	3	8	5	4
First aid	10	4	1	1	2
Medical aid	2	1	2	2	1
Occupational illness	0	1	0	1	0
Total	18	11	12	12	8
Incidents	8	11	15	12	11
Near misses	1	6	1	4	2
Disability Injury Frequency Rate (i)	0.3	0.63	0.31	1.23	0.30
Total Injury Incident Rate (ii)	5.71	3.13	3.43	3.72	2.38
Man-hours worked (thousands)	630	640	641	645	670
i.	A measurement of total injuries, deaths and permanent disability occurring per 200,000 man-hours worked.
ii.	A measurement of all accidents that have occurred regardless of injury or not expressed per 200,000 man-hours worked. This includes accidents that could have caused injuries.

The reduced Disability Injury Frequency Rate in the Quarter reflects the intensive interventions by management to address the higher level of incidents that were reported in previous quarters.  Management will continue to address this area.

The positive effect of Blanket’s continuing HIV/AIDS education continues to be seen.  Testing for HIV/AIDS is conducted purely on a voluntary basis and no new cases were identified in the Quarter amongst employees and their dependents.  During the Quarter 2,431 workers and their dependents visited the mine clinic.

There were no adverse environmental issues during the Quarter.

5.2	Social Investment

During the Quarter, Blanket Mine spent approximately US$92,300 on community and social investment projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees (Q1 2011, US$51,377).  This included funding and labour for the rehabilitation of the national road past the mine.  In the Quarter, Blanket made total payments to the Zimbabwean Government and its agencies of US$7.9 million in respect of royalties, taxation and other non-taxation charges and includes a donation of US$1 million to the Gwanda Community Trust and the payment of US$1.8m to the NIEEF as further detailed in section 5.9 of this MD&A and Note 5 to the Condensed Consolidated Financial Statements.

5.3	Gold Production

Tonnes milled, average grades, metallurgical recoveries and gold produced during July 2012, the Quarter and the preceding 5 quarters are shown in the table below.

Blanket Mine Production Statistics
Period	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t)	Gold Recovery	Gold Produced (oz)	Average sales price per ounce of gold sold (US$/oz)
July	2012	34,369	4.56	93.5%	4,708	1,604
First half	2012	173,668	3.97	93.5%	20,724	1,644
Second quarter	2012	90,315	4.24	93.9%	11,560	1,599
First quarter	2012	83,353	3.67	93.2% %	9,164	1,688
TOTAL 2011	2011	298,759	4.01	92.9%	35,826	1,577
Fourth quarter	2011	90,967	3.86	93.4%	10,533	1,681
Third quarter	2011	85,442	3.81	93.1%	9,743	1,740
Second quarter	2011	60,913	4.52	92.9%	8,226	1,512
First quarter	2011	61,437	4.02	92.2%	7,322	1,397
TOTAL 2010	2010	153,500	3.90	92.0%	17,707	1,273

The tonnes milled during the Quarter were higher than in the preceding quarter due to the completion of scheduled maintenance work on the No. 4 Shaft in May, which increased the daily available hoisting time.

The average mined ore gold grade achieved during the Quarter of 4.24g/t was higher than the target grade of 3.83g/t due to the sequencing of mining activity that encountered higher grade areas during the Quarter.  The average ore gold grade during the remainder of 2012 is expected to revert to the longer term planning average of 3.82 g/t.

Gold production in the Quarter and in July was substantially higher than the targeted average rate of production. Management is confident that the targeted 2012 production of 40,000 ounces of gold(an approximate 12% increase on the 2011 gold production) will be achieved.

5.4           Operating Costs

The operating cash costs per ounce of gold produced during the Quarter and the preceding five quarters and for 2011 are set out in the table below.

Blanket Mine: Operating Cash Costs per Ounce of Gold Produced (US$/oz)
	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Year 2011	Q1 2012	Q2 2012
Labour	208	175	157	132	164	179	174
Consumables	247	212	234	210	227	249	197
Electricity (incl. diesel)	145	154	155	138	148	161	136
Other admin costs	48	44	37	41	42	58	40
Total US$ cash cost/oz gold produced	648	585	583	521	581	648	547
Gold ounces produced	7,322	8,226	9,743	10,533	35,826	9,164	11,560

The average cost per ounce of gold produced is sensitive to the tonnage and grade of ore milled, the amount of gold produced and input costs such as labour, consumables and electricity.  Accordingly, the increase in gold production and the improved head grade contributed to the 16% quarter-on-quarter decrease in the cost per ounce of gold produced.

5.5           Underground

During the Quarter the AR Main, AR South and Eroica ore bodies were the most important production areas providing 88% of total ore milled.  The main development areas are at Eroica and AR Main. The underground operations exceed its planned mining rate by 7.5% and significantly exceeded its budgeted mining gold grade.

5.6           Metallurgical Plant

The metallurgical plant operated during the Quarter at better than budgeted efficiency.  All equipment operated to expectations and no significant unplanned downtime was experienced during the Quarter.

5.7           Capital Projects:

750m AR-Lima Haulage
The 22 Level (22L) Haulage Extension Project will link the Blanket and Lima ore bodies on 22 Level and will also allow for the further down-dip exploration of the Blanket Mine’s known ore bodies between Blanket and Lima.  Crosscuts (side tunnels) will be mined from the 18 and 22 Level Haulages to provide the required drilling platforms from which the ore bodies below the 22 Level can be drilled for resource evaluation purposes.  If this exploration is successful, this haulage will also allow for the rapid commencement of mining in any new mining areas defined.

Work on the 22L Extension Projectre-started in May 2012 following completion of the scheduled maintenance work on the No. 4 Shaft, which caused a temporary reduction in the available daily hoisting time.

It is planned that the work on the 22L Extension Project and its associated crosscuts will be carried out simultaneously with normal mining production with its completion anticipated for the end of 2013.  It is planned that the underground exploration drilling of the ore zones below 750m Level, which will be undertaken from the completed crosscuts, will continue into 2014.

The budgeted cost of the 22L Extension Project is approximately US$900 per metre advanced and equipped. The total estimated cost for the planned 2,400 metres of development will be approximately US$2.16 million, which will be funded from internal cash flows.

510 and 630m Haulages
Haulages are being mined on the 510 and 630 Levels to provide additional access for developing future reserves at Lima between 230 m and 750m and at Eroica between 630m and 750m and for ore transportation.  It is anticipated that these haulages will be completed by 2014 and will assist in sustaining Blanket’s current production thereafter.

5.8           Mineral Resources and Mineral Reserves

An independent mineral resource and reserve report for the Blanket Mine calculated as at 31st December 2010 was prepared by The MSA Group, as the independent qualified person, in compliance with Canadian National Instrument 43-101. This report was published during the second quarter of 2011and is available on SEDAR at www.sedar.ca and is also set out in the Q1 2012 MD&A.

5.9           Indigenisation

In 2008 the Zimbabwean parliament passed the Indigenisation and Economic Empowerment Act 2007 (“Act”) that stipulated that 51% ownership of all companies has to be held by Indigenous Zimbabwean citizens.

On February 20, 2012,Caledonia announced it had signed a Memorandum of Understanding (“MoU”) with the Government of Zimbabwe regarding the indigenisation of Blanket Mine to sell 51% of Blanket Mine to four separate Indigenous Zimbabwean entities for a paid transaction value of US$30.09 million.

The agreements for the four indigenisation transactions, which are detailed in the Q1 2012 Management Discussion and Analysis, have been signed, as announced in previous news releases.  Caledonia will facilitate the vendor funding of the sale transactions which will be repaid by way of future dividends from Blanket.  80% of future dividends attributable to the Indigenous Parties who are purchasing their interests in Blanket Mine will be withheld and will be offset against the outstanding facilitation loans.  Outstanding balances on the facilitation loans in terms of the sale agreements will attract interest at a rate of 10% over the 12-month LIBOR.  The timing for the full repayment of the facilitation loans will depend on the future financial performance of the Blanket Mine.

Completion of the agreements is subject to a pending condition precedent being the approval of the Reserve Bank of Zimbabwe for the transactions contemplated in the MoU, underlying agreements and related transactions to give effect to the Indigenisation programme.

Caledonia has now received the Certificate of Compliance from the Government of Zimbabwe which confirms that Blanket and Caledonia are fully compliant with the requirements of Section 3(1)(a) of the Indigenisation and Economic Empowerment Act (Chapter 14.33).

In finalising the agreements, Blanket Mine undertook to make certain advanced dividend payments to the Gwanda Community Share Ownership Trust (“GCSOT”) and to the National Indigenisation and Economic Empowerment Fund (“NIEEF”).  A payment of US$1.8 million was made in the Quarter to the NIEEF in anticipation of an advance dividend arrangement against their right to receive dividends declared by Blanket on their proposed shareholding.   Advanced dividend payments totalling US$4 million will be made to GCSOT before April 30, 2013.  No further dividend payments will be made to NIEEF and GCSOT until the advanced dividend payments detailed above have been offset by their future entitlements to Blanket dividends arising from their respective 16% and 10% shareholdings in Blanket.

Further information regarding the accounting treatment of Blanket’s indigenisation programme is set out in Note 5 to the Condensed Consolidated Financial Statements.

5.10           Risks

Risks such as interest rate and credit risks are considered in Note 6 to the unaudited Condensed Consolidated Financial Statements.  Risks relating to Blanket Mine, in addition to the normal risks associated with mining operations (e.g. production, commodity prices etc.) are identified as set out below.

•
Increasing costs and taxes: Blanket and the other Zimbabwean miners continue to experience significant upward cost pressures from labour, the state-owned electricity supplier, and from local and national government for levies, fees, royalties and other direct and indirect taxes. In particular, the substantial proposed increase in the cost of holding Exclusive Prospecting Orders announced by the Zimbabwean Ministry of Mines in January 2012 will, if implemented, add approximately US$3.2 million per annum to Blanket’s costs.

•
Succession planning:  the limited availability of mining and other technical skills and experience in Zimbabwe and the difficulty of attracting appropriately skilled employees to Zimbabwe create a risk that appropriate skills may not be available if, for whatever reason, the current skills base at the Blanket Mine is depleted.

•
Reserve replacement: as is normal, exploration activities at Blanket may not identify sufficient resources of an adequate grade and metallurgical composition to replace ore which has been depleted by mining activities.

5.11           Opportunities

•
Indigenisation:  following the implementation of the indigenisation agreements set out in 5.9, Blanket, as a fully indigenised entity and with new strategic indigenous shareholders, may be able to take advantage of growth opportunities that could arise.

•
Increased production: Blanket’s existing reserves and resources, as at December 31, 2011indicate a mine life of approximately 22 year at current production rates. These reserves and resources could support a further increase in production provided the necessary investments in further resource development can be made.

•
Surplus capacity: Blanket currently has a daily average mining capacity of about 1,000 tonnes per day; the crushing and milling plant has the capacity to process approximately 1,800 tonnes of ore per day; and the CIL plant has capacity of 3,800 tonnes per day. Any increased production arising from increased mining throughput could therefore be processed with little or no plant capital cost.

•
Exploration success: Blanket’s main exploration objectives are the 22 Level Haulage Project and the related exploration of the down-dip extensions of the known ore bodies and the satellite exploration projects at the GG property and the Mascot Project property areas.  Depending on future exploration success, Blanket may be able to increase its production levels.

5.12           Outlook

Management is confident that Blanket Mine will achieve the targeted production of 40,000 ounces of gold in 2012 having produced 20,724 ounces in the first 6 month period and 4,706 in July.

Blanket’s surplus capacity in its metallurgical plant, discussed in 5.11 above, enables it to immediately treat any additional tonnage from either the Blanket underground or from the GG or Mascot Project Areasif the planned exploration and development work is successful.

Blanket is sufficiently cash generative to be able to fund the underground and satellite projects cost internally. An increase in gold production will assist in maintaining downward pressure on the cash cost per ounce of gold produced.

6     EXPLORATION AND PROJECT DEVELOPMENT

6.1	Base Metals: Nama Copper-Cobalt Project, Zambia

Caledonia holds four, contiguous large-scale mining licences covering approximately 800 square kilometres on the Zambian Copperbelt.  The northern boundary of Caledonia’s licenced area is the DRC border and the eastern boundary abuts the licence area that is held by a joint venture between Vale and African Rainbow Minerals where a new copper mine is currently under construction.

An apparently contiguous zone of mineralization was identified during the 2011 drilling programme which comprised 5,352 metres over five holes.

2012 Work Programme
The company continues to deal with permitting and compliance issues related to the maintenance of the mining licences. This work includes the completion of as yet unfinished studies and investigations relating to the cobalt resources on the project. In addition, additional work was deemed necessary to increase the resource base on the mining licences.

Phase 1 of the 2012 work programme commenced in March 2012 and consisted of six holes comprising approximately 2,400 metres of drilling with the objective of identifying a continuation towards surface of the mineralized zone identified in 2011.  This phase of the work programme has been extended into Phase 2 and as at August 7, 2012 a total of 12 holes and approximately 4,970 metres of drilling have been completed.  This phase of the work program continues.

Preliminary Results of Phase 1 of the 2012 Drilling Programme
Caledonia believes, based on results achieved to date, that the 2012 drilling programme has confirmed the existence of a mineralised copper zone of substantially greater extent than first identified in 2011.  Two holes drilled in 2011 and two early holes drilled in 2012 intersected mineralisation in the Ore Shale 2 (“OS2”) layer of the Upper Roan rocks.  The work conducted in 2012 has also enabled Caledonia to correlate the information from the 2012 drilling programme with historic information from four holes which were drilled in 1969 by a reputable mining company. Together, this provides 8 intersections of unbroken mineralisation over an area defined as follows:
•	current identified strike length of 1.3 km and a dip extent of 900 metres;
•	mineralisation intersected at depths from 98 to 579 metres;
•	thickness of mineralized zone varies from 10to 27 metres;
•	average copper grade of 0.52%; and
•	the mineralized zone may extend to the west and to depth below 580 metres

Revised 2012 Work Programme
Further drilling has commenced on the identified OS2 mineralised zone with the objectives of identifying extensions of this mineralised zone and increasing the confidence level of the information on this mineralised zone.This work will entail a further 10 drill holes comprising approximately 2,100 metres of drilling  and will take approximately 5 months to complete, subject to the onset of rains toward the end of the year.  Further details on Nama can be found in Caledonia’s News Released dated August 9, 2012, a copy of which is available on the Caledonia website.

Caledonia has sufficient cash resources to cover all of the exploration costs budgeted for 2012.  Caledonia continues to manage its cash resources so that it retains the financial capacity to progress this project as far and as fast as possible without requiring third party involvement or equity funding.

6.2	Gold: Blanket Satellite Projects -Zimbabwe

Caledonia’s primary exploration activities in Zimbabwe are at the Blanket Mine, which are discussed in Section 5.7 (Lima Haulage).  Blanket Mine also has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 78 claims, including a small number under option, covering an area of about 2,500 hectares.  Blanket’s main exploration efforts on its satellite properties are focused at this stage on the GG prospect and the Mascot Project Area, which are believed to have the greatest potential of success and both of which are within an economic trucking distance of the Blanket plant.  The Blanket Mine metallurgical plant has existing surplus treatment capacity and could immediately handle up to an additional 800 tonnes per day of ore with a modest capital investment in its crushing and milling sections and without any significant increased mine overhead costs.

GG Project
The GG project was previously the site of small-scale surface workings and is located approximately 7km south east of Blanket Mine.

Drilling programs were carried out at GG over the past eight years which included seventeen diamond-cored holes that were drilled amounting to 4,751 metres of drilling.  Two zones of potentially economic gold mineralisation have been established down to a depth of approximately 200metres, each with an estimated strike length of approximately 150 metres.

In late 2011 Blanket purchased the required equipment and provided financial assistance to the Zimbabwe Electricity Supply Authority (“ZESA”) so that it could complete the construction of this connection during the Second Quarter 2012.

Work completed at GG to date includes the following:
•	600 meter 33kv power line was constructed together with a 1 MVA33kV/550v substation with a motor control centre and surface reticulation;
•	the installation and commissioning of a 160kw(1,000cfm) compressor;
•	the installation and commissioning of two sinking winders and a single drum winder has been completed;
•	accommodation has been constructed to house a contractor work force of 45 people, together with mine offices;
•	three water boreholes were successfully drilled and water storage and reticulations arrangements are virtually complete; and
•	the road access into the project area was improved.

Shaft sinking has commenced through the softer oxide zone and is currently down to 15metresbelow surface. This portion of the shaft has been concrete-lined. The shaft will initially be sunk down to 120metreswhich will be the main haulage level, with inter-level stations cut every 30metres above this level. Ore and waste passes will also be mined between inter-level stations to allow for future rapid development. Depending on the successful outcome of exploration work and mining development, economic ore would be trucked to the Blanket plant for processing.

Mascot Project Area
The Mascot Project Area comprises three existing shafts (Mascot, Penzance and Eagle Vulture) which extend down to various depths of up to about 450 metres. These shafts and other infrastructure require extensive rehabilitation.  Production at these shafts ceased decades ago due to a combination of political difficulties and the limitations of the technology that was then available.  Blanket Mine management believes that the application of modern exploration and processing techniques may allow some or all of these shafts to operate profitably for a period of time, and not just at the prevailing high gold price.  Priority has been given to the rehabilitation and installation of infrastructure at Mascot and Eagle Vulture shafts.

Eagle Vulture
The Eagle Vulture mine was previously mined down to approximately 70metres below surface. It is a “pinch and swell” ore-zone structure characterized by a cherty quartz vein. This shaft has now been refurbished down to the shaft bottom and development work towards the ore-zone strike extremities has commenced. A total of 59 metres of development advance were completed during the Quarter following the 78 metres advanced in the preceding quarter. A larger single drum winder is currently being refurbished and will be installed and commissioned once completed.

Mascot
Mascot was previously mined down to approximately 300metres, exploiting an ore body with a carrot shape. The decrease in the extent of the mined out ore at depth is thought to have been the result of limitations on mining localised low ore grades and thereby not exposing the full extent of the mineralized zone. Drilling undertaken by Blanket has indicated the existence of two further mineralised zones, one on either side of the mined out area.

Further work at Mascot was suspended in 2011 due to the failure of ZESA to complete the connection to the electricity gridon the timetable agreed. This work was eventually completed during the Second Quarterof2012.  Workat Mascot to date has focussed on establishing surface infrastructure and includes:
•	construction of a winder house and installation and commissioning of a single drum winder;
•	construction of 1,300m 33KV power line with a 1MVA 33kV to 550v substation complete with a motor control centre and surface reticulation;
•	completion of the winder installation; and
•	the installation and testing a 160kw(1,000cfm) compressor.

The existing shaft has been re-accessed down to the 120metres below surface level and has been found to be in reasonably good condition.  The shaft will be re-equipped down to the water level (estimated at 130metres below collar) so that the water can be pumped for use in development.  Thereafter development work will commence moving towards the two new mineralised zones which have been identified by surface drilling. Depending on the successful outcome of exploration work, any economic ore would be trucked a distance of approximately 40 km to the Blanket Mine plant for processing.

7.	INVESTING

During Q22012 Caledonia invested $1,682,000 ($1,648,000 – 2011) in capital assets and work on its mineral properties.  Of the amount invested in 2012, $698,000 ($612,000 – 2011) was spent at Nama and $976,000 ($1,036,000 – 2011) at Blanket.

8.	FINANCING

Caledonia and Blanket financed their operations using funds on hand. Blanket has an unsecured US$2.5 million loan facility in Zimbabwe on which it pays a raising fee, and interest at 30-day LIBOR plus 8 per cent and which is used from time-to-time for working capital purposes.

9.	LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2012 Caledonia had working capital (excluding the advance payment) of $23,475,000 ($13,588,000 – December 31, 2011).  Current assets increased significantly during the six months to June 30, 2012 largely due to the cash balance which increased by $8,637,000.  Accounts receivable reflect the amount owed by Rand Refineries for the last gold sale of the Quarter and a Sales Tax (VAT) receivable. Inventory levels have remained stable and there wasno gold in process at the quarter end.  Short term borrowings from Blanket’s Zimbabwean bankers reduced from $430,000 to $138,000.  As of June 30, 2012 Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines - if and when those Mines are permanently closed - at an estimated cost of $1,792,000 ($1,866,000 – 2011).

10.       RELATED PARTY TRANSACTIONS

Caledonia had the following related party transactions:

	6 months ended June 30
	2012	2011
	$’000	$’000
Management fees, and expense allowances paid or accrued to a company which provides the services of the Corporation’s President	300	315
Rent paid to a Company owned by members of the President’s family	22	25
Legal fees paid to a law firm where a Director is a partner	76	48

11.         SECURITIES OUTSTANDING

As at August7, 2012 the following securities were outstanding:

(1)	507,899,280 common shares issued;
(2)	Options as follows:

Number	Description	Exercise Price	Expiry Date
14,080,000	Common share purchase options	$0.07	Various until May 11, 2016
16,460,000	Common share purchase options	$0.13	January 31, 2016

As Caledonia’s Option Plan allows the granting of options on a number of shares equal to 10% of the issued shares, Caledonia could grant options on a further 20,249,928 shares.

12.         CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Corporation's President and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Corporation, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Corporation's disclosure controls and procedures as at June 30, 2012 as required by Canadian securities laws pursuant to the certification requirements of Multilateral Instrument 52-109.

The Corporation's internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable Canadian GAAP.

Because of its inherent limitations, the Corporation's ICFR may not prevent or detect any or all misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Corporation engaged independent consultants to carry out an assessment of the effectiveness of its internal controls over financial reporting using an internationally acceptable framework.  Subsequent to this engagement, management concluded that the following disclosable material weaknesses existed and still exist as at June 30, 2012.Management has appointed a professional accountant to conduct internal audit work at Blanket. This assignment will be for an initial period of six months.

Segregation of duties

Due to limited personnel resources at the Corporation’s Africa office in Johannesburg, adequate segregation of duties within the accounting group was not achieved.  This created a risk that inaccurate entries could be made and not identified or corrected on a timely basis.  The result is that the Corporation was highly reliant on the performance of mitigating procedures during its financial close processes in order to ensure the financial statements present fairly in all material respects.  The Corporation continues to enhance and monitor this process to ensure that its financial accounting reporting system was able to prevent and detect potentially significant errors.

Additional accounting staff have been recruited by the Corporation’s Africa office in Johannesburg and by the Blanket Mine in Zimbabwe. This has improved but not entirely eliminated the deficiency in the segregation of duties and lightened the work load of existing staff and improved control of the accounting function.

Management has concluded, and the Audit Committee has agreed, that the hiring of additional staff to correct segregation of duties weakness and excessive workloads needs to be addressed at this time.  There have been no changes in the Corporation’s  internal controls over financial reporting since the year ended December 31, 2011, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

The Corporation has a Disclosure Committee consisting of three Directors, and has disclosure controls and procedures which it follows to ensure that it complies with all required disclosures on an adequate and timely basis.  The Corporation’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Corporation’s disclosures are made in full compliance with all of the applicable rules, regulations and requirements.  All reasonable efforts are also being made to ensure that the Corporation’s disclosure controls and procedures provide reasonable assurance that material information relating to the Corporation, including its consolidated subsidiaries, is made known to the Corporation’s Certifying Officers by others within those entities.

13.	QUALIFIED PERSONS

Dr. Trevor Pearton, BSc Eng. (Mining Geology), PhD (Geology) FGSSA, VP Exploration is the Corporation’s Qualified Person as defined by NI 43-101.  Dr. Pearton is responsible for the technical information provided in this MD&A except where otherwise stated.